Gravitas Education Holdings, Inc.

4/F, No. 29 Building, Fangguyuan Section 1

Fangzhuang, Fengtai District

Beijing 100078

People’s Republic of China

August 8, 2022

VIA EDGAR

Mr. Nicholas Nalbantian

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gravitas Education Holdings, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed May 11, 2022

File No. 001-38203

Dear Messrs. Nalbantian and Field:

The Company has received the letter dated July 26, 2022 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address certain comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible no later than August 23, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at (+86) 21-61938225 or yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Hao Gu
Hao Gu
Chief Financial Officer

cc:	Yanlai Shi, Chief Executive Officer, Gravitas Education Holdings, Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP